                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (Rule 14D-100)

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                           CAREY INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)
                           ALUWILL ACQUISITION CORP.
                           CAREY INTERNATIONAL, INC.
                          (OFFERORS FILING SCHEDULE)
                         CHARTWELL INVESTMENTS II LLC
                            LIMOUSINE HOLDINGS, LLC
                               VIP HOLDINGS, LLC
                             VIP HOLDINGS II, LLC
                             VIP HOLDINGS III, LLC
                              FORD MOTOR COMPANY
                             VINCENT A. WOLFINGTON
                           (AFFILIATES OF OFFERORS)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                                   141750109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

       VINCENT A. WOLFINGTON                             TODD R. BERMAN
 CHAIRMAN AND CHIEF EXECUTIVE OFFICER                      PRESIDENT
      CAREY INTERNATIONAL, INC.                  CHARTWELL INVESTMENTS II LLC
 4530 WISCONSIN AVE., N.W., FIFTH FLOOR          717 FIFTH AVENUE, 23RD FLOOR
       WASHINGTON, D.C.  20016                     NEW YORK, NEW YORK 10022
           (202) 895-1200                               (212) 521-5500
 (Name, Address and Telephone Number of      (Name, Address and Telephone Number
Person Authorized to Receive Notices and       of Person Authorized to Receive
      Communications on Behalf of               Notices and Communications on
      Carey International, Inc.)                   Behalf of the Offerors)

                                WITH A COPY TO:

   JOHN P. DRISCOLL, JR.                        RUSSELL W. PARKS, JR.
     JAMES E. DAWSON                               PAUL A. BELVIN
NUTTER, MCCLENNEN & FISH, LLP        AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
  ONE INTERNATIONAL PLACE            1333 NEW HAMPSHIRE AVENUE, N.W., SUITE 400
    BOSTON, MA  02110                           WASHINGTON, DC 20036
     (617) 439-2000                                (202) 887-4000

                           CALCULATION OF FILING FEE


Transaction Valuation*                                    Amount of Filing Fee*
    $214,868,310                                                $42,973.66
-------------------------------------------------------------------------------
* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of Carey International, Inc. at the tender offer price of $18.25 per Share. As of July 24, 2000, there were (1) 9,848,729 Shares issued and outstanding and (2) unexercised options and warrants to acquire 1,924,877 Shares with an exercise price of less than $18.25 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 9,848,729 Shares outstanding and 1,924,877 Shares subject to options and warrants to purchase Shares with an exercise price of less than $18.25 per Share, and (2) $18.25 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $42,973.66         Filing Party: Carey International, Inc.
Form or Registration No.: Schedule TO    Date Filed: August 3, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[X]  Going-private transaction subject to Rule 13e-3.
[_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on August 3, 2000, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 2000, Amendment No. 2 thereto filed with the Commission on September 7, 2000, Amendment No. 3 thereto filed with the Commission on September 13, 2000 and Amendment No. 4 thereto filed with the Commission on September 15, 2000 (the "Schedule TO"), by Carey International, Inc., a Delaware corporation ("Carey International"), and Aluwill Acquisition Corp., a Delaware corporation ("Acquisition Company"), VIP Holdings, LLC, a Delaware limited liability company, VIP Holdings II, LLC, a Delaware limited liability company, VIP Holdings III, LLC, a Delaware limited liability company, Limousine Holdings, LLC, a Delaware limited liability company ("Parent"), Chartwell Investments II LLC, a Delaware limited liability company ("Chartwell"), Ford Motor Company, a Delaware corporation ("Ford"), and Vincent
A. Wolfington. Carey International and Acquisition Company are collectively referred to herein as the "Offerors." VIP Holdings, LLC, VIP Holdings II, LLC and VIP Holdings III, LLC (collectively, "Holdings") and Parent, Chartwell and Ford are affiliates of Acquisition Company (the "Affiliates"). The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding shares of Carey International's common stock, par value $0.01 per share, at a price of $18.25, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer." Capitalized terms used by not defined herein have the meanings assigned to such terms in the Offer to Purchase.

ITEMS 1, 4 AND 6.

     Items 1, 4 and 6 of the Schedule TO are hereby amended and supplemented as follows:

     On September 18, 2000, the Offerors issued a press release announcing that they had extended the date and time of the expiration of the Offer to September 19, 2000, at 4:30 p.m., New York City time. The expiration of the Offer remains subject to further extension, subject to the terms of the Offer. A copy of the press release is being filed herewith as Exhibit (a)(5)(xi) and is incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000

                              Carey International, Inc.

                              By: /s/ Vincent A. Wolfington
                                  --------------------------------------
                              Name: Vincent A. Wolfington
                              Title: Chairman and Chief Executive Officer

                              Aluwill Acquisition Corp.

                              By: /s/ Michael Shein
                                  -----------------
                              Name: Michael Shein
                              Title: Vice President

                              Limousine Holdings, LLC

                              By: /s/ Michael Shein
                                  -----------------
                              Name:  Michael Shein
                              Title:  Manager

                              VIP Holdings, LLC

                              By: /s/ Michael Shein
                                  -----------------
                              Name: Michael Shein
                              Title: Manager

                              VIP Holdings II, LLC

                              By: /s/ Michael Shein
                                  -----------------
                              Name: Michael Shein
                              Title: Manager

                              VIP Holdings III, LLC

                              By: /s/ Michael Shein
                                  -----------------
                              Name: Michael Shein
                              Title: Manager

                              Chartwell Investments II LLC

                              By: /s/ Michael Shein
                                  -----------------
                              Name: Michael Shein
                              Title: Manager

                              Ford Motor Company

                              By: /s/ Peter Sherry
                                  -----------------
                              Name: Peter Sherry
                              Title: Assistant Secretary

                              /s/ Vincent A. Wolfington
                              -------------------------
                              Vincent A. Wolfington

                                 EXHIBIT INDEX


(a)(1)(i)*    Offer to Purchase.
(a)(1)(ii)*   Letter of Transmittal.
(a)(2)** Letter to Stockholders from Vincent A. Wolfington, Chairman and Chief Executive Officer of Carey International, dated August 3, 2000.
(a)(3)*       See exhibit (a)(1)(i).
(a)(4)        Not applicable.
(a)(5)(i)*    Notice of Guaranteed Delivery.
(a)(5)(ii)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(iii)*  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(5)(iv)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(v)* Press Release dated July 19, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 19, 2000.
(a)(5)(vi)* Letter to Employees, Subsidiaries and Licensees dated July 20, 2000. Incorporated by reference to Carey International's Schedule TO-C filed on July 20, 2000.
(a)(5)(vii)*  Summary Advertisement dated August 3, 2000.
(a)(5)(viii)* Press Release dated August 31, 2000.
(a)(5)(ix)*   Press Release dated September 7, 2000.
(a)(5)(x)*    Press Release dated September 15, 2000.
(a)(5)(xi)    Press Release dated September 18, 2000.
(b)(i)* Senior Credit Facility Commitment Letter, dated July 12, 2000, by and among Chartwell, First Union National Bank, Fleet National Bank, First Union Securities and Fleet Robertson Stephens Inc.
(b)(ii)* Senior Subordinated Note Commitment Letter, dated July 12, 2000, by and among Chartwell, GarMark Advisors L.L.C. and First Union Investors, Inc.
(b)(iii)* Form of Loan Agreement by and between Acquisition Company and Carey International.
(c)(1)**      Opinion of Benedetto, Gartland & Company, Inc., dated July 15,
              2000.
(c)(2)* Presentation by Benedetto, Gartland & Company, Inc., made to Carey International's Board of Directors on July 15, 2000.
(c)(3)**      Opinion of Friedman Billings Ramsey & Co., Inc., dated July 15,
              2000.
(c)(4)* Presentation of Friedman Billings Ramsey & Co., Inc., made to the Special Committee of the Board of Directors on July 15, 2000.
(d)(i)* Agreement and Plan of Merger, dated as of July 19, 2000, by and among Carey International, Acquisition Company, Parent and Eranja Acquisition Sub, Inc. and certain exhibits thereto. Incorporated by reference to Exhibit 2.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.

(d)(ii)* Stock Option Agreement, dated as of July 19, 2000, by and among Parent, Acquisition Company and Carey International. Incorporated by reference to Exhibit 4.1 to Carey International's Current Report on Form 8-K dated July 19, 2000 and filed on July 26, 2000.
(d)(iii)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Vincent A. Wolfington.
(d)(iv)* Employment Agreement, dated as of May 12, 2000, by and between Carey International and Don R. Dailey.
(d)(v)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and David
              H. Haedicke.
(d)(vi)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Devin
              J. Murphy.
(d)(vii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Sally
              A. Snead.
(d)(viii)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Guy C. Thomas.
(d)(ix)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and Eugene
              S. Willard.
(d)(x)* Severance, Change of Control and Noncompetition Agreement, dated as of May 12, 2000, by and between Carey International and John C. Wintle.
(d)(xi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Vincent A. Wolfington.
(d)(xii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Don R. Dailey.
(d)(xiii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Richard A. Anderson, Jr.
(d)(xiv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and David H. Haedicke.
(d)(xv)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Gary L. Kessler.
(d)(xvi)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Devin J. Murphy.
(d)(xvii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Sally A. Snead.
(d)(xviii)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Guy C. Thomas.
(d)(xix)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and Eugene S. Willard.
(d)(xx)* Agreement to enter into Option Exercise/Cancellation Agreement, dated as of July 19, 2000, by and between Acquisition Company and John C. Wintle.
(e)(i)* Form of Letter Agreement to be entered into by and between Chartwell and Acquisition Company.
(e)(ii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Chartwell.

(e)(iii)* Form of Management Consulting Agreement to be entered into by and between Carey International and Ford.
(f)** Section 262 of the Delaware General Corporation Law regarding Appraisal Rights.
(g)           Not applicable.
(h)           Not applicable.
____________
*   Previously filed.
**  Included in copies of the Offer to Purchase (Exhibit (a)(1)(i)).